FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
FULBRIGHT TOWER
1301 MCKINNEY, SUITE 5100
HOUSTON, TEXAS 77010-3095
WWW.FULBRIGHT.COM

ASARMENTO@FULBRIGHT.COM DIRECT DIAL: (713) 651-8466	TELEPHONE: FACSIMILE:	(713) 651-5151 (713) 651-5246
March 16, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Attention: Jeffrey Gordon
(202) 551-3866
      Re:   Friedman Industries, Incorporated
               Form 8-K, Item 401, filed March 9, 2007
               File No. 1-07521
Dear Ladies and Gentlemen:
     By letter dated March 9, 2007, the Commission’s Staff provided comments to our client, Friedman Industries, Incorporated, a Texas corporation (the “Company”), relating to Item 4.01 on its Form 8-K filed on March 9, 2007. Simultaneously with the filing of this letter, the Company is filing a Form 8-K/A to respond to the Staff’s comments. On behalf of the Company, based on our discussions with the Company, set forth below are the Company’s responses to the Staff’s comments.
ITEM 4.01 OF FORM 8-K FILED MARCH 9, 2007
     1. Please amend your Form 8-K to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company “did not re-engage” the accountant, as that wording is unclear to a reader.
     Response: The Company advises that it is filing a Form 8-K/A to amend Item 4.01 of its Form 8-K filed on March 9, 2007 to read as follows:
     “In December 2006, the Audit Committee of Friedman Industries, Incorporated (the “Company”) determined that it would reevaluate the selection of the Company’s current independent auditors for the upcoming audit engagement for the fiscal year ended March 31, 2007. As a result of such process, on March 7, 2007, the Audit Committee
Houston • New York • Washington DC • Austin • Dallas • Denver • Los Angeles • Minneapolis • San Antonio • St. Louis
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Jeffrey Gordon
March 16, 2007

dismissed Ernst & Young LLP as the auditors for the Company, and, on that same date, the Audit Committee engaged Malone & Bailey, P.C. as the Company’s independent certified accountants.
     The reports of Ernst & Young LLP on the financial statements of the Company for each of the two most recent fiscal years ended March 31, 2006 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.
     During the Company’s two most recent fiscal years ended March 31, 2006 and the subsequent interim period through March 7, 2007, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports on the financial statements for such years.
     During the Company’s two most recent fiscal years ended March 31, 2006 and the subsequent interim period through March 7, 2007, the Company did not consult with Malone & Bailey, P.C. regarding the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written or oral advice was provided by Malone & Bailey, P.C. that was a factor considered by the Audit Committee in reaching a decision as to the accounting, auditing or financial reporting issues.
     The Company has provided Ernst & Young LLP a copy of the above disclosures and has requested that Ernst & Young LLP furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Ernst & Young LLP agrees with the above statements. Pursuant to our request, Ernst & Young LLP has provided the letter attached hereto as Exhibit 16.1.”
     2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.
     Response: The Company advises that it is filing a Form 8-K/A with an updated Exhibit 16 letter from Ernst & Young LLP.
     In addition, attached to this letter is a statement from the Company acknowledging that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Jeffrey Gordon
March 16, 2007

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Ada D. Sarmento
Ada D. Sarmento

cc:	Ben Harper (FRD) Robert E. Wilson (Firm) Laura Ann Smith (Firm)

FRIEDMAN INDUSTRIES, INCORPORATED
ACKNOWLEDGMENT
     As requested in the letter dated March 9, 2007 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Friedman Industries, Incorporated (the “Company”) relating to Item 4.01 of the Company’s Form 8-K filed March 9, 2007, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Dated: March 16, 2007

FRIEDMAN INDUSTRIES, INCORPORATED
By:	/s/ Ben Harper
	Name:	Ben Harper
	Title:	Senior Vice President -- Finance and Secretary-Treasurer